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                              May 3, 2023

       Sid Toama
       Chief Executive Officer
       Troika Media Group, Inc.
       25 West 39th Street, 6th Floor
       New York, NY 10018

                                                        Re: Troika Media Group,
Inc.
                                                            Form 10-KT for the
Transition Period Ended December 31, 2022
                                                            File No. 001-40329

       Dear Sid Toama:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-KT filed March 7, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 30

   1. We note on page 3 that the "Converge Acquisition has significantly altered the strategic course of the Company."
We also note you have reported expenses related to the
                                                        discontinuation of
certain subsidiary operations as Restructuring and other related charges, and goodwill
impairments rather than as Discontinued Operations. In light of the strategic shift in operations,
report these operations as well as the operations of Redeem, which were shut down per
disclosure on page 35, as discontinued operations pursuant to ASC
                                                        205-20 and revise MD&A
accordingly, or advise us. In this regard, we note your
                                                        statement on page 31
that "[t]he Troika and Mission entities had a higher gross margin percentage as compared
to Converge." Reporting these operations as discontinued
                                                        operations would
provide the investors with relevant financial information enabling an evaluation of your
continuing operations which consists largely of the Converge business.
 Sid Toama
Troika Media Group, Inc.
May 3, 2023
Page 2
Financial Statements
Note 14 - Related Party, page F-29

2. We note under Item 13. Certain Relationships and Related Person Transactions and
         Director Independence, in the Form 10-KT/A filed April 14, 2023, the sale of the Mission
         UK Shares to UVL, a related party. Please fully disclose the details of this related party transaction in Note 14 of your financial statements.
Note 15 - Stockholders Equity, page F-30

3. We note on page F-34 that on December 9, 2022, you determined that the warrant contracts met certain criteria for equity classification. Please expand the disclosure to detail the criteria that were met both before December 9, 2022 for liability classification and after December 9, 2022 for equity classification.
Note 18 - Subsequent Events, page F-38

4. Refer to the Form 10-KT/A filed April 14, 2023 in which you disclose that on April 14,
         2023, you entered into a letter agreement with Blue Torch Finance LLC that amends certain sale and refinancing milestones. Please expand the Subsequent Events disclosure in Note 18 on page F-38 to include a detailed description of the amended sale and refinancing milestones and the impact of the amended terms on your operations and liquidity.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameSid Toama                                     Sincerely,
Comapany NameTroika Media Group, Inc.
                                                                Division of
Corporation Finance
May 3, 2023 Page 2                                              Office of
Technology
FirstName LastName